Mail Stop 4561

May 6, 2010

Mr. Michael A. Arends
Chief Financial Officer
Marchex, Inc.
520 Pike Street, Suite 2000
Seattle, Washington 98101

> **Re: Marchex, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 000-50658**

Dear Mr. Arends:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business

Products and Services

Private-Label Suite of Products for Small and Medium-Sized Businesses, page 2

1.   You note in this section that AT&T is your largest advertiser reseller partner and was responsible for 20% of your total revenues for the year ended December 31, 2009. Please provide us with your analysis as to whether you are substantially dependent upon any of your agreements with AT&T. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors

"We received approximately 55% and 52% of our revenues from our five largest customers…," page 14

2.   Please tell us if the customers to which you refer in this risk factor are your advertiser reseller partners or other entities. Please also advise why you have not discussed your dependence on your major customers, and identified such customers, in your business disclosure. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 69

3.   We note your tabular presentation of share-based compensation in footnote (2) on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to SAB Topic 14F, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB Topic 14F, however, does not provide for a reconciliation of share-based compensation expense on the face of the income statement that includes a total of share-based compensation. Tell us how you considered the guidance in SAB Topic 14F as it relates to your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2.

Note 1 – Description of Business and Summary of Significant Accounting Policies and Practices

(r) Net Loss per Share, page 80

4.   We note that the total net loss allocated between Class A and Class B common shareholders is inconsistent with the net loss reported on the Consolidated Statements of Operations. Additionally, we note that your restricted stock awards are considered participating securities for the purpose of calculating earnings per share. However, restricted stock was not included in the computation of basic and diluted earnings per share because the effect would be anti-dilutive. Please provide your analysis and the relevant authoritative guidance that you relied upon to support your conclusion that restricted stock should not be included in the computation of basic and diluted earnings per share. Also provide us with a reconciliation between the total allocated net loss in your earnings per share tables and net loss as reported on the Consolidated

Statements of Operations and tell us how you considered including a reconciliation in your disclosure. Refer to ASC 260-10-50-1.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief